UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011629

March 3, 2004

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/3/2004

Re: Viacom Inc.

Dear Mr. Fricklas:

This is in regard to your letters dated January 29, 2004, February 25, 2004, and March 2, 2004 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order, the School Sisters of St. Francis of St. Joseph's Convent, Milwaukee, Wisconsin, Inc., the Benedictine Sisters of the Monastery of St. Gertrude, Idaho, and the As You Sow Foundation for inclusion in Viacom's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Viacom therefore withdraws its January 16, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 16 2004
THOMSON
FINANCIAL

Sincerely,

Grace K. Lee
Special Counsel

cc: (Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Sister Helen Butzler, SSSF
Corporate Responsibility Agent
School Sisters of St. Francis of St. Joseph's Convent,
Milwaukee, Wisconsin, Inc.
1515 S. Layton Blvd.
Milwaukee, WI 53215-1994

Sister Mary Geis, OSB
Treasurer
Benedictine Sisters of the Monastery
of St. Getrude, Idaho
HC 3 Box 121
Cottonwood, ID 83522-9408

Conrad B. MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

VIACOM

<u>**VIA AIRBORNE EXPRESS**</u>

January 16, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

<u>**Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(b) and 14a-8(i)(7)**</u>

Ladies and Gentlemen:

Viacom Inc., a Delaware corporation (the "Company"), is filing this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by four separate proponents from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of stockholders (the "Annual Meeting"). A copy of the Proposal, as well as the correspondence with the proponents, is attached hereto as Exhibit A. The Company respectfully requests the advice of the Division of Corporation Finance (the "Staff") that it will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below.

The Company intends to file its definitive Proxy Materials for the Annual Meeting with the Commission on or about April 6, 2004, and the Company's Annual Meeting is scheduled to occur on May 19, 2004.

<u>**Background**</u>

The Proposal directs the Company to create a committee consisting of the outside directors of the Company to review data linking tobacco use by teens with tobacco use in youth-rated movies. Based on such review, the Proposal would have the committee make appropriate recommendations to the Board and report on such recommendations to requesting shareholders by January 1, 2005. The Proposal then goes on to propose what some of those appropriate recommendations might be. The Proposal's recommendations include the following: (1) no smoking or other tobacco promotion be included in any future youth-rated film or television program produced or distributed by the Company; (2) the Company encourage the Motion Picture Association of America (MPAA) to modify its rating system so that future movies showing tobacco are rated "R"; (3) no brands of any tobacco product be displayed in any future film produced or distributed by the Company; (4) anti-smoking advertisements approved by the U.S. Centers for Disease Control be run before any movie portraying tobacco use that the Company produces, distributes or licenses to download, on-demand or recorded video media, and that the Company make every effort that the same be done before all theatrical showings; and (5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by the Company.

The Company initially received the Proposal on November 14, 2003 with accompanying letters from two proponents, The Province of St. Joseph of the Capuchin Order ("Capuchin") and The School Sisters of St. Francis ("St. Francis"). St. Francis indicated in its letter that it was co-filing the proposal with Capuchin. The letter from Capuchin did not enclose evidence of ownership, and the letter from St. Francis enclosed evidence of ownership of Viacom's Class B common stock. On November 26, 2003, the Company responded to both proponents, requesting that they provide evidence, within 14 days of receipt of the Company's response, of ownership of the requisite amount of the Company's Class A common stock for the specified period of time, as the Class A common stock is the only class of the Company's stock that is entitled to be voted on proposals at its Annual Meeting. Capuchin responded by email on December 4, 2003 and requested support for the statement that holdings of Class A common stock were required. After exchange of several emails, on December 10, 2003, Capuchin confirmed that they held only Class B common stock, and not Class A. St. Francis did not respond to the Company's facsimile. It appears that St. Francis was copied on some of the Capuchin emails and the Company's responses thereto.

On December 11, 2003, the Company received the Proposal from a third proponent, The Benedictine Sisters of the Monastery of St. Gertrude, Idaho ("St. Gertrude"), which indicated in its letter that it was co-filing the proposal with Capuchin. The letter from St. Gertrude enclosed evidence of ownership of Viacom's Class B common stock. On December 16, 2003, the Company responded to St. Gertrude, requesting that it provide evidence, within 14 days of receipt of the Company's response, of ownership of the requisite amount of the Company's Class A common stock for the specified period of time. St. Gertrude did not respond to the Company's facsimile.

For ease of reference, the Company will refer to Capuchin, St. Francis and St. Gertrude as the "Initial Proponents."

On December 22, 2003, the Company received the Proposal from a fourth proponent, The As You Sow Foundation ("As You Sow"). As You Sow informed the Company that it represented Ellen Manchester, who is a stockholder of Viacom Class A common stock, and was filing the proposal on her behalf. The correspondence enclosed a letter from Ms. Manchester authorizing As You Sow to file the Proposal on her behalf. The correspondence also enclosed a letter from Ms. Manchester's broker confirming that she has owned for the past year 55 shares of Viacom Class A common stock. Ms. Manchester stated her intention to hold the shares through the Annual Meeting, and As You Sow stated that a representative of the filer would present the Proposal at the Annual Meeting. Although As You Sow referred to the correspondence between the Company and Capuchin, As You Sow did not characterize itself or Ms. Manchester as a co-filer of the Proposal. The Company did not correspond with As You Sow, as it appeared that it was authorized to represent Ms. Manchester and that Ms. Manchester had satisfied Rule 14a-8's eligibility and procedural requirements.

Discussion

Rule 14a-8(b) and the Initial Proponents

Rule 14a-8(b) under the Exchange Act states that, in order to be eligible to submit a shareholder proposal the shareholder "must have continuously held at least $2,000 in market value, or 1%, *of the company's securities entitled to be voted on the proposal at the meeting* for at least one year by the date [the shareholder] submit[s] the proposal. [The shareholder] must continue to hold those securities through the date of the meeting." (emphasis added). The Division of Corporation Finance's Staff Legal Bulletin No. 14 (SLB 14), Section (C)(1)(b) gives the following example with respect to the requirement:

> **A company received a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the Company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

Prior Staff no-action letters have also made clear that shareholder proposals may only be submitted by those shareholders entitled to vote on the proposal. In *Re: The E.W. Scripps Company* (February 18, 2003), the Staff determined not to recommend enforcement action to the Commission where Scripps had represented that the holders of its Class A Common Stock were only entitled to vote on certain matters, which did not include the subject of the shareholder proposal.

Article IV of the Company's Certificate of Incorporation sets forth the powers and rights attached to the classes of Viacom capital stock. Section (2)(A) provides that every holder of Class A common stock is entitled to one vote for each share of Class A common stock. It further states in relevant part that "[e]xcept as otherwise required by law, the holders of outstanding shares of Class B Common Stock shall not be entitled to any votes upon any questions presented to stockholders of the Corporation..." Therefore, the

Company's Class A common stock is the only class of securities entitled to vote on proposals at the Annual Meeting, including any shareholder proposals.

Each of the Initial Proponents has failed to provide evidence of ownership of the Company's Class A common stock. In Capuchin's case, Capuchin confirmed that it owned only Class B common stock, and not Class A. Neither St. Francis nor St. Gertrude responded to the Company's request to provide evidence of ownership of Class A common stock by the respective deadlines of December 10, 2003 and December 30, 2003, nor has any response been received to date. In addition, the letters from the brokers for St. Francis and St. Gertrude stated that they each hold Class B Common Stock. Therefore, since none of the Initial Proponents provided any evidence of ownership of Class A common stock, it is reasonable to conclude that they do not hold "securities entitled to be voted on the proposal at the meeting" and therefore do not meet the eligibility requirements for submitting shareholder proposals under Rule 14a-8(b).

Based on the above, the Company respectfully requests that the Staff not recommend enforcement action by the Commission if the Company omits the Proposal, as put forth by the Initial Proponents, from its Proxy Materials in reliance on Rule 14a-8(b).

Rule 14a-8(i)(7) and As You Sow, Ms. Manchester and the Initial Proponents

Rule 14a-8(i) sets forth additional grounds on which a company may rely to exclude a shareholder proposal if such proposal is not excludable due to a failure to meet eligibility or procedural requirements. One of these grounds is that the proposal deals with a matter relating to the company's "ordinary business operations."

The production, distribution and broadcasting of films and television programs are a core part of the Company's business. The Company produces programming for its television broadcast networks, CBS and UPN, its broadcast television stations and its cable networks, including MTV Music Television, Showtime, Nickelodeon/Nick At Nite and the BET Cable Network. In addition, the Company produces and distributes films and television programs through Paramount Pictures, Paramount Television and King World Productions. The Company's policies for the selection, development, production, distribution and broadcasting of its films and television programs, and its decisions relating thereto, are a fundamental part of its business operations.

This is not the first time the Staff has considered a no-action request relating to a shareholder proposal to review the correlation between youth smoking and the portrayal of smoking in films and television programs. The proposal in *The Walt Disney Company* (November 10, 1997) requested that the Board of Directors "'initiate a thorough and independent review' of various matters relating to the depiction of smoking in the Company's motion pictures and television programs," including "the way tobacco is portrayed" and what influence such films and programs "'may have on youth attitudes and behaviors related to smoking.'" The Disney proposal requested that the results of the review be reported to shareholders with recommendations on "'what policies need to be adopted if the review demonstrates media images do influence young people to smoke and use tobacco." In granting Walt Disney's no-action request, the Staff stated "[t]here appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials under rule 14a-8(c)(7) because it relates to the Company's ordinary business operations *(i.e. the nature, presentation and content of programming and film production)*" (emphasis added).

Similar to the proposal in *The Walt Disney Company,* the Proposal mandates that the Company create a committee, comprised of the Company's outside directors, to undertake a review of data relating to the depiction of smoking in youth-rated motion pictures and television programs and its impact on youth smoking. Also similar to *Disney,* the Proposal mandates that the committee "make appropriate recommendations to the Board" with respect to its findings and report to requesting shareholders. The Company believes that such a review and evaluation of the content of the Company's films directly relates to the ordinary business operations of the Company, and that the Proposal attempts to influence the "nature, presentation and content" of the films and television programming the Company produces and distributes.

The Proposal goes several steps further than the *Disney* proposal and recommends specific actions that the proponents of the Proposal believe the Company should take. For example, the Proposal recommends that the Company evaluate and make changes to the content of its films and programs so that "no smoking or other tobacco promotion be included in any future youth-rated film or TV program the [Company] produces or distributes." The Company believes that such a requirement would restrict the Company's ability to determine the nature, presentation and content of the Company's films and television programming, and therefore infringe on its ability to operate its business. In addition, broadcasting can be viewed as a form of "distribution," and such a requirement would be tantamount to saying that the Company could not broadcast films or programming that show people smoking, thereby substantially limiting the Company's decision-making authority with respect to the content of its television and cable networks.

The Staff has also reviewed similar proposals in the context of advertising. In *Gannett Co. Inc.* (March 18, 1993), the shareholder proposal asked that Gannett prepare a report that evaluated "consumer perceptions of cigarette advertisements placed on Gannett billboards and in Gannett newspapers." The Staff determined that the report related to the ordinary business operations of the company as it involved the "nature, presentation and content of news and advertising." Similarly, in *Time Warner, Inc.* (January 18, 1996), *Times Mirror Company* (January 16, 1996), and *Tribune Company* (December 28, 1995), proposals requesting that the board of directors of each of these companies voluntarily create a policy to become proactive in the efforts of the companies to stop youth from smoking were permitted to be excluded in reliance on Rule 14a-8 as relating to the conduct of ordinary business operations.

The Proposal also implicates other areas of the Company's ordinary business operations. For example, it proposes that the Company give advertising time to the U.S. Centers for Disease Control for anti-smoking advertisements to accompany all movies portraying tobacco use that the Company produces, distributes or licenses. The Staff has consistently taken the position that decisions as to "the sale of a particular category of products" involve ordinary business operations. For example, the Staff has permitted the exclusion of several advertising-related proposals, noting that the criteria for the sale of advertising space and the nature, presentation and content of advertising relates to the conduct of the ordinary business of a company. *See Westinghouse Electric Corporation* (January 24, 1997); *Minnesota Mining and Manufacturing Company* (January 16, 1996).

The Proposal further recommends that the Company allocate management and financial resources to lobbying the MPAA to modify its rating system with respect to films that show people smoking and lobbying individual theater owners to show anti-smoking advertisements prior to such films. The Company believes that determinations with respect to the allocation of its resources fall within the parameters of its ordinary business operations.

Based on the above, the Company respectfully requests that the Staff not recommend enforcement action by the Commission if the Company omits the Proposal submitted by As You Sow on behalf of Ms. Manchester from its Proxy Materials in reliance on Rule 14a-8(i)(7).

In addition, should the Staff not agree that the Company may exclude the Proposal with respect to the Initial Proponents under Rule 14a-8(b) as discussed above, the Company respectfully requests that the Staff consider, in the alternative, not recommending enforcement action by the Commission if the Company omits the Proposal under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its conclusion that it may exclude the Proposal from the Company's 2004 Proxy Materials under Rule 14a-8(b), with respect to the Initial Proponents, and under Rule 14a-8(i)(7), with respect to As You Sow and Ms. Manchester and as an alternative grounds with respect to the Initial Proponents. The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to each proponent.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,

Michael D. Fricklas

EXHIBIT A

VIACOM/PARAMOUNT

Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed that teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002 60% of this corporation's live-action movies, including two-thirds of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;

2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"

3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;

4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and

5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

499 words, excluding titles

Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com

November 12, 2003

Sumner M. Redstone, CEO
Viacom, Inc./Paramount
1515 Broadway
New York, NY 10036

Dear Mr. Redstone:

On September 8, 2003 I wrote you a letter in my capacity of being the Tobacco Program Coordinator of the Interfaith Center on Corporate Responsibility. I indicated the concerns of some of our members regarding data that shows there is a direct relationship between tobacco use in movies and tobacco use among teens watching those movies. You never responded.

The Province of St. Joseph of the Capuchin Order owns over $2,000 worth of shares of Viacom common stock. We have owned this for well over a year and will own it through the annual meeting of 2004 which we will attend in person or by proxy. Under separate cover you will receive from our custodian verification of this ownership.

I submit the enclosed resolutions for inclusion in the proxy statement for the next annual meeting of shareholders of Viacom. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that meeting.

I do hope that the time between now and the filing of the proxy might be used productively to discuss this issue and resolve our concerns in a way that would enable us to withdraw the enclosed resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

VIACOM/PARAMOUNT

Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed that teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002 60% of this corporation's live-action movies, including two-thirds of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;

2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"

3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;

4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and

5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

499 words, excluding titles

Interfaith Center on Corporate Responsibility
475 Riverside Dr., Rm 550, New York, NY 10115 • ph (212) 870-2295 • fx (212) 870-2023 • E-mail: info@iccr.org • www.iccr.org

November 10, 2003

Sumner M. Redstone, CEO
Viacom/Blockbuster
1515 Broadway
New York, New York 10036

Mr. Redstone,

As an organization of institutional investors with $130 billion of investment we are committed to corporate responsibility, the Interfaith Center of Corporate Responsibility members are concerned about the impact corporations have in society. One of the issues we are concerned about is the impact that violent media, such as violent video and computer games, have on children, and the access that children have to these games.

As the American Academy of Pediatrics has stated, exposure to violence in media is "a significant risk to the health of children and adolescents." Research continues to describe the harmful emotional and physiological effects children experience when exposed to violent video games.

We understand that the Entertainment Software Rating Board has recently updated its computer and video game rating system with new content descriptors regarding depictions of acts of violence, and new labels on the back of the game boxes.

We would like to know what the policies of [company name] are as a retailer (or renter) of video and computer games, in regards to implementation and enforcement of these guidelines. In particular:

1. Do you have polices prohibiting employees from renting or selling "M"-rated games to minors? If so, how are these policies enforced and how is their implementation evaluated?

2. What do you do to ensure that your employees understand the company's policies and the ESRB rating system? What type of training do they undergo?

3. What do you do to educate the public regarding the updated ESRB system and the company's policies?

4. How are the company's policies and the ESRB ratings displayed in your advertisements, e.g. on your web site, in printed retailer ads, and in your stores?

We look forward to receiving your response to these questions.

Sincerely,

Gary Brouse
Program Director

processed chlorine free

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

11/12/03

MS

Mr. Sumner Redstone, CEO
Viacom, Inc.
1515 Broadway
New York, NY 10036

Dear Sir,

Please be advised that as primary Custodian for the Province of St. Joseph of the Capuchin Order, The Bank of New York will verify the following information.

The Province of St. Joseph has indeed held **over** $2000.00 worth of **Viacom** Company Stock, and has held it well over a year.

Should you have any further questions, in reference to this matter, please feel free to reach me at (212) 635-8155 or via email @> jmcgough@bankofny.com

Thank you,

John J.McGough
Account Administrator

Cc: David Fitzsimmons / Michael Crosby

New York, NY 10036-5794

Allison S. Gray
Counsel
Corporate, Transactions & Securities

Tel 212 258 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

BY FAX (414) 271-0637

VIACOM

Reverend Michael H. Crosby, OFM Cap.
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Re: Shareholder Proposal

Dear Reverend Crosby:

We have received the shareholder proposal that you submitted to Viacom Inc. under SEC Rule 14a-8. We note that the proposal is co-submitted with the School Sisters of St. Francis, who we are contacting in a separate letter.

As you know, Rule 14a-8 provides that you must have continuously held at least $2,000 in market value, or 1%, of Viacom Class A common stock for at least one year prior to the date you submit your proposal. We have not yet received the evidence of the Province of St. Joseph of the Capuchin Order's ownership of Viacom shares referenced in your letter and are writing to request that you provide evidence, within 14 days of receiving this letter, of ownership of Viacom Class A common stock. Our Class A common stock is the only class of securities entitled to vote at our annual meeting of stockholders and therefore entitled to present a shareholder proposal under Rule 14a-8. I have enclosed for your reference a copy of the portion of Rule 14a-8 that describes who is eligible to submit a shareholder proposal and how you may provide proof of ownership. Please send the evidence of ownership to my attention. If the Province of St. Joseph of the Capuchin Order does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we would appreciate it if you would withdraw the proposal.

We appreciate your interest in Viacom.

Allison S. Gray
Allison S. Gray
Assistant Secretary

November 26, 2003

cc: Michael D. Fricklas

• (b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

** TX STATUS REPORT ** AS OF NOV 26 2003 14:10 PAGE.01

ANGIE STRAKA

	DATE TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
32	11/26 14:08	4142710637	EC--S	01'53"	003	055	OK

ALLISON S. GRAY
Counsel
Corporate, Transactions & Securities

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
Allison.Gray@Viacom.com

VIACOM

Fax

To:	Rev. Michael H. Crosby	**From:**	Allison Gray
Fax:	414-271-0637	**Pages (including cover):**	3
Phone:	414-271-0735	**Date:**	November 26, 2003
Re:		**CC:**	

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PLEASE SEE ATTACHED. THANK YOU.

Gray, Allison

From: MikeCrosby@aol.com

Sent: Thursday, December 04, 2003 3:09 PM

To: allison.gray@viacom.com

Subject: Capuchin Shareholder Resolution

Dear Allison Gray:
I returned last evening after being in Texas, New Hampshire and Michigan the past week. I found your Nov. 26, 2003 letter to me. I called our accountant, who usually informs companies of our stock ownership since our custodian is the Bank of New York. He has informed me that the Bank of New York sent the verification of ownership but has not received written substantiation. He is working on this. Also, I would appreciate it if you could send me the legal basis for Viacom's insistence that the only class of common stock able to submit a resolution and vote the stock is "Class A"? No other company makes such a demand; just that we have common stock in the company. Thanks much. Michael Crosby

Gray, Allison

From: Gray, Allison

Sent: Thursday, December 04, 2003 8:01 PM

To: 'MikeCrosby@aol.com'

Cc: Fricklas, Michael

Subject: RE: Capuchin Shareholder Resolution

Dear Reverend Crosby,

If the Bank of New York would like to fax the evidence of your stock ownership directly to me, as opposed to resending it by mail, my direct fax is 212-298-8460. With respect to your question regarding the differentiation between our Class A and Class B common stock, Viacom's Class A common stock has voting rights, but our Class B common stock does not. SEC Rule 14a-8, question 2, part 1 on who is eligible to submit a shareholder proposal, says "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Thus, if you do not hold stock that is entitled to vote, you are not eligible to put forth a proposal. Therefore, if Capuchin owns only our Class B common stock, you will not be able to vote with respect to any proposal at our annual meeting and are also not eligible to make shareholder proposals. I hope this clarifies my earlier letter. If you have further questions, please do not hesitate to contact me.

Best regards,
Allison Gray

-----Original Message-----
From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Thursday, December 04, 2003 3:09 PM
To: allison.gray@viacom.com
Subject: Capuchin Shareholder Resolution

Dear Allison Gray:
I returned last evening after being in Texas, New Hampshire and Michigan the past week. I found your Nov. 26, 2003 letter to me. I called our accountant, who usually informs companies of our stock ownership since our custodian is the Bank of New York. He has informed me that the Bank of New York sent the verification of ownership but has not received written substantiation. He is working on this. Also, I would appreciate it if you could send me the legal basis for Viacom's insistence that the only class of common stock able to submit a resolution and vote the stock is "Class A"? No other company makes such a demand; just that we have common stock in the company. Thanks much. Michael Crosby

Gray, Allison

From: MikeCrosby@aol.com

Sent: Thursday, December 04, 2003 10:30 PM

To: Allison.Gray@viacom.com

Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
Thanks so much for your response. Our auditor has contacted the Bank of New York; it did not know we had filed. I don't know where the breakdown in communications took place. I am aware of the Rule 14a-8. I still don't know if we have Class A or B. However, *I was asking if you could send me the actual legal basis in your by-laws or* whatever that limits the stock that can be used to file and vote to Class A. I'd like to see the legal foundation for this. Michael

Gray, Allison

From: Gray, Allison

Sent: Friday, December 05, 2003 12:38 PM

To: 'MikeCrosby@aol.com'

Cc: Fricklas, Michael

Subject: RE: Capuchin Shareholder Resolution

Dear Reverend Crosby,

Attached below is an except from our Certificate of Incorporation that describes the voting rights of our Class A and Class B common stock. If you are unable to open the attachment, please let me know and I can fax it to you. Once Bank of New York is able to confirm your holdings, they are welcome to fax it to me at 212-298-8460. Thank you.

Best regards,
Allison Gray

-----Original Message-----
From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Thursday, December 04, 2003 10:30 PM
To: Allison.Gray@viacom.com
Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
Thanks so much for your response. Our auditor has contacted the Bank of New York; it did not know we had filed. I don't know where the breakdown in communications took place. I am aware of the Rule 14a-8. I still don't know if we have Class A or B. However, I was asking if you could send me the actual legal basis in your by-laws or whatever that limits the stock that can be used to file and vote to Class A. I'd like to see the legal foundation for this. Michael

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
VIACOM INC.

(Originally incorporated on November 10, 1986 under the name Arsenal Holdings, Inc.)

ARTICLE I

NAME

The name of this Corporation is Viacom Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT FOR SERVICE

The registered office of the Corporation in the State of Delaware is located at Suite 400, 2711 Centerville Road, City of Wilmington, County of New Castle. The name and address of the Corporation's registered agent for service of process in Delaware is:

Corporation Service Company
Suite 400
2711 Centerville Road
Wilmington, Delaware 19808

ARTICLE III

CORPORATE PURPOSES

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

CAPITAL STOCK

(1) *Shares, Classes and Series Authorized.*

(a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 10,775,000,000 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:

(i) 750,000,000 shares of Class A Common Stock, $0.01 par value ("Class A Common Stock").

(ii) 10,000,000,000 shares of Class B Common Stock, $0.01 par value ("Class B Common Stock").

(iii) 25,000,000 shares of Preferred Stock, $0.01 par value ("Preferred Stock").

(b) The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

(2) *Powers and Rights of the Class A Common Stock and the Class B Common Stock.*

Except as otherwise expressly provided in this Restated Certificate of Incorporation, all issued and outstanding shares of Class A Common Stock and Class B Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

A. *Voting Rights and Powers.* Except as otherwise provided in this Restated Certificate of Incorporation or required by law, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Class A Common Stock shall vote together with the holders of any other outstanding shares of capital stock of the Corporation entitled to vote, without regard to class, and every holder of outstanding shares of Class A Common Stock shall be entitled to cast thereon one vote in person or by proxy for each share of Class A Common Stock standing in his name. The holders of shares of Class A Common Stock shall have the relevant class voting rights set forth in Article IX. Except as otherwise required by law, the holders of outstanding shares of Class B Common Stock shall not be entitled to any votes upon any questions presented to stockholders of the Corporation, including but not limited to, whether to increase or decrease (but not below the number of shares then outstanding) the number of authorized shares of Class B Common Stock.

B. *Dividends.* Subject to the rights and preferences of the Preferred Stock set forth in this Article IV and in any resolution or resolutions providing for the issuance of such stock as set forth in Section (3) of this Article IV, the holders of Class A Common Stock and Class B Common Stock shall be entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor.

C. *Distribution of Assets Upon Liquidation.* In the event the Corporation shall be liquidated, dissolved or wound up, whether voluntarily or involuntarily, after there shall have been paid or set aside for the holders of all shares of the Preferred Stock then outstanding the full preferential amounts to which they are entitled under this Article IV or the resolutions, as the case may be, authorizing the issuance of such Preferred Stock, the net assets of the Corporation remaining thereafter shall be divided ratably among the holders of Class A Common Stock and Class B Common Stock.

D. *Split, Subdivision or Combination.* If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of Common Stock have been split, subdivided or combined.

E. *Conversion.* So long as there are 10,000 shares of Class A Common Stock outstanding, each record holder of shares of Class A Common Stock and Class B Common Stock may convert any or all of such shares into an equal number of shares of Class B Common Stock by surrendering the certificates for such shares, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any, along with a written notice by such record holder to the Corporation stating that such record holder desires to convert such shares into the same number of shares of Class B Common Stock and requesting that the Corporation issue all of such Class B Common Stock to the persons named therein, setting forth the number of shares of Class B Common Stock to be issued to each such person and the denominations in which the certificates therefor are to be issued.

(3) *Powers and Rights of the Preferred Stock.*

The Preferred Stock may be issued from time to time in one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issue of such

From: MikeCrosby@aol.com

Sent: Friday, December 05, 2003 1:02 PM

To: Allison.Gray@viacom.com

Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
Thanks for your prompt response to my request about forwarding the material limiting submission of shareholder resolutions and votation at the AGM to Class A stock. From what you sent me, I see that votation is limited to Class A but it says nothing about submission of resolutions. Could you please send me the appropriate section addressing that? I'm sorry about this, but just want to have all things lined up as we talk to our accountant and custodian. Thanks, Michael

Gray, Allison

From: Gray, Allison
Sent: Friday, December 05, 2003 1:48 PM
To: 'MikeCrosby@aol.com'
Subject: RE: Capuchin Shareholder Resolution

Dear Reverend Crosby,

It is SEC Rule 14a-8 that governs who can submit proposals, not our certificate of incorporation. The bottom line of the text of the SEC rule that I sent to you last night is that you have to own voting securities to put forth a proposal (the rule requires ownership of "securities entitled to be voted on the proposal at the meeting.") The Class B shares are not "entitled to be voted" on any proposals at Viacom's annual meeting.

I believe the rationale behind the rule is that if you are not permitted to vote on proposals, you should not be eligible to put forth a proposal. I hope this helps, and please let me know if you have further questions.

Best regards,
Allison Gray

-----Original Message-----
From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Friday, December 05, 2003 1:02 PM
To: Allison.Gray@viacom.com
Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
Thanks for your prompt response to my request about forwarding the material limiting submission of shareholder resolutions and votation at the AGM to Class A stock. From what you sent me, I see that votation is limited to Class A but it says nothing about submission of resolutions. Could you please send me the appropriate section addressing that? I'm sorry about this, but just want to have all things lined up as we talk to our accountant and custodian. Thanks, Michael

Gray, Allison

From: Gray, Allison

Sent: Wednesday, December 10, 2003 1:40 PM

To: 'MikeCrosby@aol.com'

Cc: Fricklas, Michael

Subject: RE: Capuchin Shareholder Resolution

Dear Reverend Crosby,

I hope you received my email response to your December 5th email. I want to remind you that the SEC deadline for providing proof of Capuchin's ownership of Viacom Class A common stock is today. Would it be possible for you or the Bank of New York to fax it to me at 212-298-8460? Thank you, and please feel free to contact me with any questions.

Best regards,
Allison Gray

Gray, Allison

From: MikeCrosby@aol.com
Sent: Wednesday, December 10, 2003 7:14 PM
To: Allison.Gray@viacom.com
Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
I am sorry about the mixup with the Bank of New York; it is very frustrating to me. However, I discovered we have Class B stock; maybe that is why you did not receive anything. Michael Crosby

From: Gray, Allison
Sent: Thursday, December 11, 2003 11:30 AM
To: 'MikeCrosby@aol.com'
Cc: Fricklas, Michael
Subject: RE: Capuchin Shareholder Resolution

Dear Reverend Crosby,

Thank you for your response and for confirming what class of stock you own. According to the information we received from the School Sisters of St. Francis, they also own Class B common stock. In light of the SEC's eligibility rules for shareholder proposals, would you and the School Sisters of St. Francis mind officially withdrawing your proposal? This can be done by a letter sent to my attention. Please let me know whether I should contact Sister Helen Butzler about this request separately. Thank you.

Best regards,
Allison Gray

-----Original Message-----
From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Wednesday, December 10, 2003 7:14 PM
To: Allison.Gray@viacom.com
Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
I am sorry about the mixup with the Bank of New York; it is very frustrating to me. However, I discovered we have Class B stock; maybe that is why you did not receive anything. Michael Crosby

From: MikeCrosby@aol.com
Sent: Thursday, December 11, 2003 11:30 PM
To: Allison.Gray@viacom.com
Cc: butzlerh@sssf.org
Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
Thank you for your note. I would like to talk with you in person before withdrawing our resolution or asking the School Sisters of St. Francis, US Province to do the same. I guess the reason is that I am quite stymied about the approach of the Company to this issue. I wrote Viacom in September with concerns about this issue and received no answer. Now, with your response, I am only getting legal approaches to an issue that has very serious consequences for the health of young people. Never once did I hear from you, as I requested on behalf of my Province and the School Sisters of St. Francis, US Province, that we talk about this issue. It seems it is perceived only as a legal issue; not as a health issue, a social issue, a justice concern or a moral concern. Is there any way we could talk about this concern outside of appeals to whether the concern fits within legal constraints? I sure would appreciate you responding in this vein. Thanks much. Michael Crosby, OFMCap.

From: Gray, Allison
Sent: Monday, December 15, 2003 7:16 PM
To: 'MikeCrosby@aol.com'; Gray, Allison
Cc: butzlerh@sssf.org; Fricklas, Michael
Subject: RE: Capuchin Shareholder Resolution

Dear Reverend Crosby,

I apologize that it has taken so long to respond. We appreciate the concerns you expressed in your letter and want to assure you that we take them seriously. However, the line between promotion of tobacco usage and the depiction of behavior necessary to tell a story can be difficult to determine. Nonetheless, because we believe this is an important issue, Paramount Pictures, along with other studios and the Motion Picture Association of America (MPAA) are already actively participating in a dialogue, as described below, to address this issue.

As you may know, Jack Valenti, President and CEO of the MPAA, met this fall with representatives of several State Attorneys General to discuss the topic. As a result of those discussions, Mr. Valenti has arranged two follow-up meetings this month with representatives from the Attorneys General, Dartmouth University and the major film studios and creative guilds (Screen Actors Guild, Directors Guild of American and Writers Guild of America) to have an open discussion about the issues and the findings of a Dartmouth Medical School study on the topic. Representatives from Viacom/Paramount are participating in this process. Discussions such as the one facilitated by the MPAA bring together the various parties in the film production process (producers, writers, directors and actors) who are in the best position to bring about change.

We believe that the best way to address this issue is through these industry dialogues that are now taking place and in which we are participating. In any event, as a part of Viacom's normal business operations (the movie business representing only a small part of our business), we believe that this issue is not appropriately dealt with at the stockholder level but more appropriately addressed directly with the movie industry. I hope this better explains our position and reassures you of our focus on this issue.

If you have any questions, please feel free to contact me.

Best regards,
Allison Gray

-----Original Message-----
From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Thursday, December 11, 2003 11:30 PM
To: Allison.Gray@viacom.com
Cc: butzlerh@sssf.org
Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,
Thank you for your note. I would like to talk with you in person before withdrawing our resolution or asking the School Sisters of St. Francis, US Province to do the same. I guess the reason is that I am quite stymied about the approach of the Company to this issue. I wrote Viacom in September with concerns about this issue and received no answer. Now, with your response, I am only getting legal approaches to an issue that has very serious consequences for the health of young people. Never once did I hear from you, as I requested on behalf of my Province and the School Sisters of St. Francis, US Province, that we talk about this issue. It seems it is perceived only as a legal issue; not as a health issue, a social issue, a justice concern or a moral concern. Is there any way we could talk about this concern outside of appeals to whether the concern fits within legal constraints? I sure would appreciate you responding in this vein. Thanks much. Michael Crosby, OFMCap.

Gray, Allison

From: MikeCrosby@aol.com

Sent: Tuesday, December 16, 2003 11:13 AM

To: Allison.Gray@viacom.com

Cc: butzlerh@sssf.org; Michael.Fricklas@viacom.com

Subject: Re: Capuchin Shareholder Resolution

Dear Allison Gray,

Thanks for your note. I realize that Viacom has many stakeholders with whom it must communicate. shareholders are critical stakeholders. As shareholders who are trying to combine good fiscal returns with good morality, we feel the data making the link between smoking in movies, teens who see the movies and their beginning to smoke is a deep moral and social issue--even taking priority before anything legal that would involve the AGs. Having written Mr. Redstone over three months ago and not getting any response until your communication after filing the resolution has been a disappointment. And now, appealing to your planned meeting with the AGs instead of (or at least, along with) you meeting with us, is confusing. I am unable to concur with you as to why meeting with the AGs would preclude meeting with your own shareholders.

I am also concerned about your statement that "the line between promotion of tobacco usage and the depiction of behavior necessary to tell a story can be difficult to determine." Over the last ten years, an exceptionally strong scientific case has been developed that there is a "dose-response" relationship between the amount of smoking in movies that an adolescent sees and the likelihood that an adolescent will start smoking. The recent Dartmouth study (which is not the only evidence on this topic, just the most recent) indicates that movies account for 52% of new youth smoking, a stronger effect than cigarette advertising. I get my bibliography regarding the relevant scientific literature in this area at http://www.smokefreemovies.ucsf.edu/godeeper/the_science.html .

As shareholders we believe this problem could be simply addressed by a policy change to remove smoking from youth rated films, just as "sexual expletives" has been removed with no negative effects on the creative process or ability of the studios to make popular and successful movies.

I am aware of the dialogue that is taking place between the Attorneys General and MPAA, as well as similar dialogs with other concerned individuals and organizations going back at least 10 years. One of the reasons that we filed our shareholder resolution has been the fact that, despite all the discussion, the problem of smoking in the movies has continued to worsen over this period. Scientific research has shown that the amount of smoking in movies has increased dramatically since 1990 and that there has been a shift of smoking from adult-rated R films to youth rated PG-13 films.

The failure (not the inability) of the studios to solve this important problem is why we concluded it to be necessary to address it at the shareholder level.

Again, I ask for dialogue. And, as the meeting with the AGs involves all the movie companies, I would hope you would use your good efforts to support or arrange a parallel meeting of shareholders of Disney, GE/Universal and Time Warner who have indicated their concern about this issue by going to the point of filing shareholder resolutions to try to creatively resolve this concern. Sincerely, Michael Crosby, OFMCap.

SCHOOL SISTERS OF ST. FRANCIS

United States Province

11/24/03 sent to Allison Gray for handling sent to Vans Stephenson 11/25/03

The School Sisters of St. Francis are a community of more than 1,200 women in the United States, Europe, Latin America and India committed to spreading the good news of Jesus through educational, pastoral and healing ministries.

The SSSF wear the Tau cross, shown above, as a sign of consecrated, committed and commissioned women religious.

November 12, 2003

Sumner M. Redstone, CEO
Viacom, Inc./Paramount
1515 Broadway
New York, NY 10036

Dear Mr. Redstone:

On September 8, 2003 Rev. Michael Crosby wrote you a letter in his capacity of being the Tobacco Program Coordinator of the Interfaith Center on Corporate Responsibility. He indicated concerns regarding data that shows there is a direct relationship between tobacco use in movies and tobacco use among teens watching those movies. You never responded.

The School Sisters of St. Francis, U.S. Province, as our name indicates, has had a tradition of ministering to young people. Thus our concern that they are coming unduly under the influence of tobacco in a way that will lead to their addiction to the product.

The School Sisters of St. Francis of St. Joseph's Convent, Milwaukee, Wisconsin, Inc. (U.S. Province) owns over $2,000 worth of shares of Viacom common stock. We have owned this for well over a year and will own it through the annual meeting of 2004, which we will attend in person or by proxy. Under separate cover you will receive from our custodian verification of this ownership.

I submit the enclosed resolutions for inclusion in the proxy statement for the next annual meeting of shareholders of Viacom. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that meeting. The School Sisters of St. Francis of St. Joseph's Convent, Milwaukee, Wisconsin, Inc. (US Province) is co-filing this resolution with the Province of St. Joseph of the Capuchin Order.

I do hope that the time between now and the filing of the proxy might be used productively to discuss this issue and resolve our concerns in a way that would enable us to withdraw the enclosed resolution.

Sincerely yours,

Sister Helen Butzler, SSSF

Sister Helen Butzler, SSSF
Corporate Responsibility Agent

1515 S. Layton Blvd., Milwaukee, WI 53215-1994 • Phone 414-384-1515 • fax 414-384-1950
e-mail info@sssf.org • www.sssf.org

VIACOM/PARAMOUNT

Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed that teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002 60% of this corporation's live-action movies, including two-thirds of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;

2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"

3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;

4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and

5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

499 words, excluding titles

WACHOVIA SECURITIES

November 12, 2003

Mr. Sumner Redstone
Chairman
Viacom Inc.
1515 Broadway
New York, NY 10036

Dear Mr. Redstone:

This letter is to inform you that the School Sisters of St. Francis own 8500 shares of Viacom Class B Inc. which is held in street name with our firm. They have owned Viacom shares dating back to 1996.

Thank you.

Very truly yours,

John D Fitzpatrick
Director of Investments

New York, NY 10036-5794

Allison S. Gray
Counsel
Corporate, Transactions & Securities

Tel 212 258 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

BY FAX (414) 384-1950

VIACOM

Sister Helen Butzler SSSF
Corporate Responsibility Agent
School Sisters of St. Francis
1515 S. Layton Blvd.
Milwaukee, WI 53215-1994

Re: Shareholder Proposal

Dear Sister Helen Butzler:

We have received the shareholder proposal that you submitted to Viacom Inc. under SEC Rule 14a-8. We note that the proposal is co-submitted with the Province of St. Joseph of the Capuchin Order, who we are contacting in a separate letter.

As you know, Rule 14a-8 provides that you must have continuously held at least $2,000 in market value, or 1%, of Viacom Class A common stock for at least one year prior to the date you submit your proposal. I have attached a copy of the relevant portion of Rule 14a-8 for your reference. The letter from your broker indicates that the School Sisters of St. Francis owns 8,500 shares of Viacom Class B common stock. Our Class B common stock is not entitled to vote on matters brought before our annual meeting of stockholders, including shareholder proposals.

We are writing to request that you provide evidence, within 14 days of receiving this letter, of the School Sisters of St. Francis' ownership of Viacom Class A common stock, which is the only class of securities entitled to vote at our annual meeting of stockholders and therefore eligible to present a shareholder proposal under Rule 14a-8. Please send the evidence of ownership to my attention. If the School Sisters of St. Francis does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we would appreciate it if you would withdraw the proposal.

We appreciate your interest in Viacom.

Allison S. Gray
Assistant Secretary

November 26, 2003

cc: Michael D. Fricklas

316345v1 11/26/03

• (b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

** TX STATUS REPORT ** AS OF NOV 26 2003 14:07 PAGE.01

ANGIE STRAKA

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
31	11/26	14:06	414 384 1950	EC--S	01'11"	003	054	OK

ALLISON S. GRAY
Counsel
Corporate, Transactions & Securities

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
Allison.Gray@Viacom.com

VIACOM

Fax

To:	Sister Helen Butzler	**From:**	Allison Gray
Fax:	414-384-1950	**Pages (including cover):**	3
Phone:	414-384-1515	**Date:**	November 26, 2003
Re:		**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• Comments:

PLEASE SEE ATTACHED. THANK YOU.

Law Department
Fax Cover Sheet

To:	Sister Helen Butzler SSSF Corporate Responsibility Agent School Sisters of St. Francis
Phone:	
Fax:	414-384-1950
From:	Allison S. Gray
Company:	Viacom Inc.
Phone:	212-846-7821
Fax:	212-298-8460
Date:	December 10, 2003
Pages including this cover page:	2

222442v1

New York, NY 10036-5794

Allison S. Gray
Vice President, Counsel
Corporate, Transactions & Securities

Tel 212 846 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

BY FAX (414) 384-1950

VIACOM

Sister Helen Butzler SSSF
Corporate Responsibility Agent
School Sisters of St. Francis
1515 S. Layton Blvd.
Milwaukee, WI 53215-1994

Re: Shareholder Proposal

Dear Sister Helen Butzler:

I wanted to remind you that the SEC deadline for providing us proof of the School Sisters of St. Francis' ownership of Viacom Class A common stock is today. As I mentioned in my November 26, 2003 letter, the letter from your broker indicates that the School Sisters of St. Francis owns 8,500 shares of Viacom Class B common stock. I would appreciate it if you could arrange for the proof of ownership of Class A common stock to be sent to me as soon as possible. If you would like to fax it to me, my direct fax number is 212-298-8460. I will separately remind Reverend Crosby at the Province of St. Joseph of the Capuchin Order of the deadline. If you have any questions, please do not hesitate to contact me. Thank you.

Allison S. Gray
Assistant Secretary

December 10, 2003

cc: Michael D. Fricklas

316345v2

** TX STATUS REPORT **

AS OF DEC 10 2003 13:45 PAGE.01

ANGIE STRAKA

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
10	12/10	13:44	414 384 1950	EC--S	00'36"	002	115	OK

Law Department
Fax Cover Sheet

To: Sister Helen Butzler SSSF
Corporate Responsibility Agent
School Sisters of St. Francis

Phone:

Fax: 414-384-1950

From: Allison S. Gray

Company: Viacom Inc.

Phone: 212-846-7821

Fax: 212-298-8460

Date: December 10, 2003

Pages including this cover page: 2

Allison S. Gray
Counsel

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com

VIACOM

Fax

Date:	December 16, 2003		
To:	Sister Mary Geis Idaho Corporation of Benedictine Sisters		
Fax:	(208) 962-7212	Phone:	(208) 962-3224
From:	Allison Gray	cc:	Michael D. Fricklas
Re:	Shareholder Proposal		
Pages (including cover): 3			

Comments: Please see the attached letter.

317853v1

New York, NY 10036-5794

Allison S. Gray
Counsel
Corporate, Transactions & Securities

Tel 212 258 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

BY FAX (208) 962-7212

Sister Mary Geis, OSB
Monastery of St. Gertrude
Idaho Corporation of Benedictine Sisters
Keuterville Road
Cottonwood, Idaho 83522

VIACOM

Re: Shareholder Proposal

Dear Sister Mary Geis:

We have received the shareholder proposal that you submitted to Viacom Inc. under SEC Rule 14a-8. We note that the proposal is co-submitted with the Province of St. Joseph of the Capuchin Order, who we have contacted separately.

As you know, Rule 14a-8 provides that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date you submit your proposal. I have attached a copy of the relevant portion of Rule 14a-8 for your reference. The letter from your broker indicates that Idaho Corporation of Benedictine Sisters owns 590 shares of Viacom Class B common stock. Our Class B common stock is not entitled to vote on any proposals brought before our annual meeting of stockholders, including shareholder proposals.

We are writing to request that you provide evidence, within 14 days of receiving this letter, of Idaho Corporation of Benedictine Sisters' ownership of Viacom Class A common stock, which is the only class of our securities entitled to vote at our annual meeting of stockholders, and therefore eligible to present a shareholder proposal under Rule 14a-8. Please send the evidence of ownership to my attention. If Idaho Corporation of Benedictine Sisters does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we would appreciate it if you would withdraw the proposal.

We appreciate your interest in Viacom.

Allison S. Gray
Assistant Secretary

December 16, 2003

cc: Michael D. Fricklas

317701v1

• (b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

VIACOM

JOB #338

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	STATUS
001	12/16	20:07	2089627212	EC--S	01' 23"	003	OK

Allison S. Gray
Counsel

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com

VIACOM

Fax

Date:	December 16, 2003		
To:	Sister Mary Geis Idaho Corporation of Benedictine Sisters		
Fax:	(208) 962-7212	Phone:	(208) 962-3224
From:	Allison Gray	cc:	Michael D. Fricklas
Re:	Shareholder Proposal		

Pages (including cover): 3

Comments: Please see the attached letter.

by fax 12/16

Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

Rec'd 12/11/03 by SMR office

December 7, 2003

Viacom, Inc.
Sumner Redstone, CEO
1515 Broadway
New York, NY 10036

Dear Mr. Sumner,

The Benedictine Sisters of the Monastery of St. Gertrude, Idaho find it disturbing that tobacco promotion in major motion pictures has doubled in the last ten years when the consequences of tobacco use, increased health care costs, addiction, illness, and death, are proven. Further, we are very concerned about the research which is showing that teen smoking is related to viewing tobacco use in movies. Our company is a leader in the production of quality films. We expect Viacom to be concerned about the welfare of our youth who view its films. Therefore, we are co-filing this resolution asking Viacom to address the problems related to the affect on teens of tobacco use in movies.

The Benedictine Sisters of the Monastery of St. Gertrude, Idaho is the beneficial owner of 590 shares of Viacom common stock. A letter verifying our ownership is enclosed. We are co-filing the enclosed resolution with the Province of St. Joseph of the Capuchin Order for action at the next annual meeting. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. Please indicate in the proxy statement that the Benedictine Sisters of the Monastery of St. Gertrude, Idaho is a co-sponsor of this resolution. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules, and we will continue to hold shares in Viacom through the annual meeting.

We would welcome dialogue and decisions on the part of Viacom that could lead to the withdrawal of the resolution. For matters relating to this resolution, please contact Michael Crosby, OFM, Cap., 414-271-0735, representative of the Province of St. Joseph of the Capuchin Order.

Sincerely,

Mary Geis, OSB

Mary Geis, OSB
Treasurer

Encl: Verification of Ownership
Resolution

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522—9408
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522
Telephone: (208) 962-3224
FAX Line: (208) 962-7212

DAVIDSON COMPANIES | D.A. Davidson & Co.
member SIPC

November 14, 2003

Idaho Corporation of Benedictine Sisters
Attn: Sister Mary Geis

Re: Viacom

The total shares of Viacom Class B (VIA.B) stock held by Idaho Corporation of Benedictine Sisters is 590. These shares have been in the accounts and held for over one year. These shares will not be sold and will be in the account at the time of the 2003 annual meeting.

If you need further information on this matter, please feel free to contact me. Thank you.

Yours Truly,

Charlie Truksa

Charlie Truksa

Lewiston Office
Bollinger Financial Center • Suite A • 301 D Street • P.O. Box 1204 • Lewiston, ID 83501 • (208) 743-0818 • 1-800-237-2814 • FAX (208) 798-0626
Montana • Washington • Idaho • Wyoming • Oregon • Utah • California
www.dadavidson.com

VIACOM/PARAMOUNT
Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed that teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002, 60% of this corporation's live-action movies, including two-thirds of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;
2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"
3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;
4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and
5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

Proponent 4

As You Sow

A Foundation Planting Seeds for Social Change

311 California St., Suite 510, San Francisco, CA 94104 — Phone (415) 391-3212 — Fax (415) 391-3245

Facsimile Cover Sheet

Date	**12-22-03**
To/Fax	**Alison Gray**
	Viacom Inc.
From	**Conrad MacKerron**

Total pages being transmitted, including cover page **5**

Attached please find shareholder resolution filing letter, proof of ownership, text of resolution and client authorization letter. A hard copy will be sent by overnight mail.

As You Sow
A Foundation Planting Seeds for Social Change
Tel: (415) 391-3212 Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

Dec. 22, 2003

Sumner M. Redstone
CEO
Viacom Inc.
1515 Broadway
New York, N.Y. 10036

Via overnight mail

Dear Mr. Redstone:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate social responsibility. We represent Ellen Manchester, a shareholder of Viacom stock.

Your Paramount Pictures division produces and distributes films. We are concerned about data indicating a direct relationship between tobacco use in movies and tobacco use among teenagers watching those movies. We understand that you or your colleagues have discussed this issue with Rev. Michael Crosby of the Province of St. Joseph of the Capuchins Order but that no substantive progress has been forthcoming.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Also attached is a client authorization letter and proof of ownership letter. A representative of the filer will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please contact me if you have questions or would like to discuss this matter further.

Sincerely,

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

Attachments

VIACOM/PARAMOUNT

Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed that teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002, 60% of this corporation's live-action movies, including two-thirds of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental flaws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;

2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"

3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;

4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and

5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

usbancorp
Piper Jaffray.

Suite 2200
345 California Street
San Francisco, CA 94104-2623

415 984-3600
Fax 415 984-3601
Toll Free 800 247-7834

Dec. 22, 2003

To Whom It May Concern:

This letter is to confirm that as of Dec. 22, 2003, Ellen Manchester is the beneficial owner of 55 Class A shares of Viacom Inc. The shares are held in street name at US Bancorp Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held continuously for at least one year.

Sincerely,

Thomas Van Dyck
Managing Partner
Philanthropic and Social Investment Consulting Group

December 16, 2003

Conrad MacKerron
Director, Corporate Accountability Program
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. MacKerron:

I, Ellen Manchester, hereby authorize the As You Sow Foundation to file a shareholder resolution on my behalf at Viacom requesting that a committee be formed to review data linking tobacco use by teens with tobacco use in the company's youth-rated movies.

I am the beneficial owner of at least $2,000 worth of Viacom stock that has been held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2004.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

12/16/03

Ellen Manchester

New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

VIA FAX (202) 942-9525

VIACOM

March 2, 2004

Ms. Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(b) and 14a-8(i)(7)

Dear Ms. Lee:

On January 16, 2004, Viacom Inc. (the "Company") filed a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by four separate proponents from its proxy statement and form of proxy for its 2004 annual meeting of stockholders. On January 29, 2004, the Company notified the Commission that one of the four proponents, The Benedictine Sisters of the Monastery of St. Gertrude, Idaho, had withdrawn the Proposal. On February 24, 2004, the Company notified the Commission that another of the four proponents, the As You Sow Foundation, had withdrawn the Proposal. The Company has since received letters withdrawing the Proposal from the remaining two proponents, the Province of St. Joseph of the Capuchin Order and the School Sisters of St. Francis, copies of which are enclosed. Therefore, the Company is withdrawing its no-action request.

The Company is simultaneously sending a copy of this letter and the enclosures to the withdrawing proponents.

If you have any questions regarding this letter or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,

Michael D. Fricklas

323692v1

PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER

Corporate Responsibility Office
1015 North Ninth Street
Milwaukee, WI 53233
414-271-0735 Fax: 271-0637
mikecrosby@aol.com

Allison S. Gray, Assistant Secretary
Viacom, Inc.
1515 Broadway
New York, NY 10036-5794

Via Facsimile: 212-846-1433

Dear Ms. Gray:

By this letter, I am withdrawing the shareholder proposal I submitted to Viacom in November, 2003 related to the incidence of smoking in movies and teen tobacco use.

I understand that our Class B stock does not qualify for such a shareholder resolution.

I do look forward to working on the issue with you and other principals involved at Viacom

I also apologize for any inconvenience I may have created by not withdrawing sooner. I had told myself that the filing of the Class B stock automatically disqualified us, as you indicated; thus I saw no reason for the formal withdrawal. Hopefully, by this communication, such is accomplished.

If you have any questions, please contact me at the my cell-phone: 414-406-1265.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

SCHOOL SISTERS OF ST. FRANCIS

United States Province

February 27, 2004

Michael Fricklas
VIACOM, Inc.
1515 Broadway
New York, NY 10036

Dear Mr. Fricklas,

By this letter I hereby notify you of the withdrawal of the shareholder resolution I filed on behalf of The School Sisters of St. Francis of St. Joseph's Convent, Milwaukee, Wisconsin, Inc., which you received on November 14, 2003; and acknowledged receipt of said resolution in your letter of January 16, 2004, to the Office of Chief Counsel of the Securities and Exchange Commission: *(Re: Viacom Inc.-Shareholder Proposal Excludable under Rules 14a-8(b) and 14a-8(i)(7).*

Sincerely.

Sister Helen Butzler

Sister Helen Butzler,
Treasurer
U.S. Province

SHB:me

1515 S. Layton Blvd., Milwaukee, WI 53215-1994 • Phone 414-384-1515 • fax 414-384-1950
e-mail info@sssf.org • www.sssf.org

Law Department
Fax Cover Sheet

To: Ms. Grace Lee
Office of Chief Counsel
Securities and Exchange Commission
Phone:
Fax: 202-942-9525

From: Allison S. Gray
Company: Viacom Inc.
Phone: 212-846-7821
Fax: 212-846-1960
Date: March 2, 2004
Pages including this cover page: 4

Please ignore prior fax.

222442v1

New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

RECEIVED
2004 FEB 26 PM 2:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA AIRBORNE EXPRESS

VIACOM

February 25, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(b) and 14a-8(i)(7)

Ladies and Gentlemen:

On January 16, 2004, Viacom Inc. (the "Company") filed a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by four separate proponents from its proxy statement and form of proxy for its 2004 annual meeting of stockholders. On January 29, 2004, the Company notified you that one of the four proponents, The Benedictine Sisters of the Monastery of St. Gertrude, Idaho, had withdrawn the Proposal. This letter is to inform you that the As You Sow Foundation, another of the four proponents, has withdrawn the Proposal. A copy of the letter withdrawing the Proposal is enclosed. However, because there are still two other proponents of the Proposal, the Company respectfully requests that the Staff continue its review of the Company's request for a no-action letter with respect to those proponents. As noted in the Company's no-action request, neither of the remaining two proponents holds securities of the Company that are entitled to be voted at the Annual Meeting.

The Company is simultaneously sending a copy of this letter and the enclosure to the two remaining proponents and the As You Sow Foundation.

If you have any questions regarding this letter or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,

Michael D. Fricklas

323338v1

Tel: (415) 391-3212

As You Sow

A Foundation Planting Seeds for Social Change

Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

February 20, 2004

Alison Gray
Counsel
Corporate Transactions and Securities
Viacom
1515 Broadway
New York, N.Y. 10036

Dear Ms Gray:

I hereby withdraw from consideration the shareholder proposal (attached) filed with the company Dec. 22, 2003 by As You Sow Foundation on behalf of Ellen Manchester, a shareholder of Viacom stock. Ms. Manchester gave us authority over the disposition of the proposal (attached).

I believe more can be accomplished at this time through a constructive dialogue with the company. I hope Viacom will be open to discussing the important issue of data indicating a direct relationship between tobacco use in movies and tobacco use among teenagers watching those movies.

Please contact me if you have questions or would like to discuss this matter further.

Sincerely,

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

Attachments

VIACOM/PARAMOUNT

Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed that teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002, 60% of this corporation's live-action movies, including two-thirds of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental flaws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;

2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"

3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;

4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and

5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

December 16, 2003

Conrad MacKerron
Director, Corporate Accountability Program
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. MacKerron:

I, Ellen Manchester, hereby authorize the As You Sow Foundation to file a shareholder resolution on my behalf at Viacom requesting that a committee be formed to review data linking tobacco use by teens with tobacco use in the company's youth-rated movies.

I am the beneficial owner of at least $2,000 worth of Viacom stock that has been held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2004.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

12/16/03

Ellen Manchester

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

RECEIVED
2004 JAN 30 PM 3:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA AIRBORNE EXPRESS

VIACOM

January 29, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(b) and 14a-8(i)(7)

Ladies and Gentlemen:

On January 16, 2004, Viacom Inc. (the "Company") filed a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by four separate proponents from its proxy statement and form of proxy for its 2004 annual meeting of stockholders. This letter is to inform you that The Benedictine Sisters of the Monastery of St. Gertrude, Idaho, one of the four proponents, has withdrawn the Proposal. A copy of the letter withdrawing the Proposal is enclosed. However, because there are still three other proponents of the Proposal, the Company respectfully requests that the Staff continue its review of the Company's request for a no-action letter.

The Company is simultaneously sending a copy of this letter and the enclosure to the four original proponents.

If you have any questions regarding this letter or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,

Michael D. Fricklas

321133v1

Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

January 23, 2004

Michael D. Fricklas
Viacom, Inc.
1515 Broadway
New York, NY 10036

Dear Mr. Fricklas,

The Benedictine Sisters of the Monastery of St. Gertrude. Idaho hereby notify you that we are withdrawing the shareholder resolution, ***Address Problems Related to Affect on Teens of Movie Tobacco Use***, which we filed on December 11, 2003 for consideration at the annual meeting in 2004. We co-filed the resolution with the Province of St. Joseph of the Capuchin Order.

Sincerely,

Sister Mary Geis

Sister Mary Geis, OSB
Treasurer